Filed by Potlatch Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Deltic Timber Corporation

(Commission File No. 001-12147)

Potlatch Corporation issued the following to employees.

Potlatch Team,

Since we announced our plans in October to merge with Deltic, our teams have been working hard to prepare to close the merger early next year. I’m pleased to share with you some significant milestones and events.

Integration Kick-Off

This week team members from Potlatch and Deltic met in Spokane to kick off the integration planning process. Representing key leaders and subject matter experts in the areas of Wood Products, Resource, Real Estate, Finance, IT, Public Affairs, Legal and Human Resources from each company, this team makes up the Integration Management Office (IMO) and will work together to help ensure a seamless transition for customers, employees and other stakeholders. The all-day work session was a chance to meet our counterparts and get our planning off to a good start.

Our efforts are focused currently on what needs to happen on Day One, when the merger closes, to ensure we can continue to operate our business effectively. While much of the heavy lifting will be in accounting, payroll, IT and other administrative functions, we also need to prepare contractors, customers and other stakeholders in our operations for changes related to the merger.

Merger Milestones

The timing of our meeting was very appropriate, as we’ve also completed some important milestones relating to the merger including antitrust approval and the filing of our S-4 document with the Securities and Exchange Commission (SEC). The SEC has advised us that they will not be reviewing the S-4 and we are therefore on track for a closing in the first quarter of 2018.

Executive and Operating Leadership Teams

I am also pleased to announce that we have selected the post-merger executive leadership team as well as the majority of our operating division leads. I am excited about this group of leaders and I am confident in their ability to execute on our integration and synergy goals. I recognize that this group of individuals represents a small portion of the overall workforce and that for the vast majority of you, this is an anxious time. Our goal is to help resolve your concerns and questions as quickly as practical. These leadership announcements are an important step in determining what our go-forward organization will look like. These individuals have been asked to quickly begin developing the approach for finalizing the next layers of the organization, and we will communicate more about that as we are able. Our goal is to complete the staffing process in a way that is fair and treats everyone with respect. Below is the organizational structure for the post-merger leadership teams.

More About These Teams

Jerry Richards, Vice President and Chief Financial Officer. Jerry will continue to report to me and will lead the Accounting, Finance, Tax, Audit, and Information Technology functions for the new organization.

Mark Benson, Vice President, Public Affairs. Mark will continue in his current role for PotlatchDeltic utilizing his industry and policy experience to represent the interests of the new company at both the state and federal level.

Lorrie Scott, Vice President, General Counsel and Corporate Secretary. Lorrie will continue to report to me and will lead the governance and legal functions for the new PotlatchDeltic organization.

Eric Cremers, President and COO. As previously announced, Eric will continue in his role as President and COO for the new PotlatchDeltic organization reporting to me. The following individuals will report to Eric:

•	Tom Temple, Vice President, Wood Products. Tom will have responsibility for all manufacturing and sales of lumber, MDF, plywood and residuals. Tom will also manage the raw material procurement function. The three Deltic mill managers will report to Tom Temple and the mill organizations will remain unchanged on Day 1.

•	Bob Mai, Vice President, Wood Products Sales will report to Tom and oversee all sales and marketing efforts for lumber, MDF and plywood. Because sales efforts need to continue independently in both companies until the merger closes, Bob’s organization will not take shape for some time.

•	Tommy Downs, Mill Manager, will continue with PotlatchDeltic as the Mill Manager at the Waldo Mill in Waldo, Arkansas. Tommy has been in his current role since 2008.

•	Doug Webb, Plant Manager, will continue in his role as plant Manager at Del-Tin Fiber. Doug has been the Plant Manager at Del-Tin since 2016.

•	Tony Russell, Mill Manager, will continue in his role as Mill Manager at the Ola Mill in Ola, Arkansas. Tony was recently hired to fill this position in early December.

•	Darin Ball, Vice President, Resource. Darin has been promoted to oversee resource management on all 1.9 million acres of PotlatchDeltic timberland. Prior to his new role, Darin was the Idaho Resource manager with responsibility for 618,000 acres in Idaho. Darin will relocate from Lewiston, Idaho, to Spokane.

•	Robert Gray, Southern Resource Manager. Robert will lead the Southern Resource business for PotlatchDeltic and will report to Darin. Robert is currently based in Jackson, Mississippi and will relocate to El Dorado, Arkansas.

•	Darin’s role in Idaho will be filled over the next few weeks.

•	Bill DeReu, Vice President, Real Estate. Bill currently oversees real estate, acquisitions and divestitures, and is responsible for the Minnesota Resource business. In his new role, Bill will oversee these same activities for PotlatchDeltic, including stratification of timberland for higher and better use (HBU) values.

•	Dave Meghreblian, Vice President Real Estate Development. Dave will continue with PotlatchDeltic leading the Chenal Real Estate and Country Club businesses which will remain as is on Day 1. Dave will report to Bill and will continue to be located in Little Rock.

•	Robert Schwartz, Vice President, Human Resources. Robert will continue in his current role for PotlatchDeltic leading the Human Resources and Payroll functions for the new organization.

We will continue to focus on making this transition as smooth as possible for employees at all levels and will continue to provide updates on our efforts as the integration progresses. Once again let me say we are pleased with the progress we’ve made to date. Additional information regarding integration efforts and organizational structure will be provided in future communications.

ADDITIONAL INFORMATION

This communication is being made in respect of the proposed merger transaction involving Potlatch Corporation (“Potlatch”) and Deltic Timber Corporation (“Deltic”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed merger, Potlatch and Deltic will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Potlatch registration statement on Form S-4 that will include a joint proxy statement of Potlatch and Deltic and also constitutes a prospectus of Potlatch. Potlatch and Deltic also plan to file other documents with the SEC regarding the proposed merger transaction and a definitive joint proxy statement/prospectus will be mailed to stockholders of Potlatch and Deltic. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF POTLATCH AND DELTIC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Potlatch and Deltic will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Potlatch’s website at http://www.Potlatchcorp.com under the Investor Resources tab (in the case of documents filed by Potlatch) and on Deltic’s website at https://www.Deltic.com under the Investor Relations tab (in the case of documents filed by Deltic).

Potlatch and Deltic, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Deltic and Potlatch in respect of the proposed merger transaction. Certain information about the directors and executive officers of Potlatch is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, which was filed with the SEC on October 24, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 3, 2017 and its Current Reports on Form 8-K, which were filed on May 1, 2017, May 4, 2017, October 23, 2017 and December 7, 2017. Certain Information about the directors and executive officers of Deltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 7, 2017, its most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, which was filed with the SEC on November 2, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 20, 2017, its supplement to the proxy statement for its 2017 annual meeting of the stockholders, which was filed with the SEC on March 30, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on February 27, 2017, March 8, 2017, May 2, 2017, September 1, 2017, September 5, 2017, October 23, 2017 and November 21, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available.